

March 30, 2011

Mr. James B. Flaws
Vice Chairman and Chief Financial Officer
Corning Incorporated
One Riverfront Plaza
Corning, NY 14831

      RE: **Corning Incorporated**
            Form 10-K for the Fiscal Year ended December 31, 2010
            File No. 1-3247

Dear Mr. Flaws:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2010

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Corning Incorporated Financial Statements, page 61

Note 6 – Income Taxes, page 78

2. We note that you repatriated $1.1 billion of current year earnings from certain foreign subsidiaries during the fourth quarter of 2010. In this regard, we have the following comments:

- Please tell us and revise your disclosure to fully explain the reasons you repatriated $1.1 billion of current year earnings from certain foreign subsidiaries;
- Please tell us and revise your disclosure to address how you concluded, in light of your repatriation in the fourth quarter of 2010, that you have the ability and intent to invest $8.9 billion of accumulated foreign unremitted earnings indefinitely as of December 31, 2010. Please refer to ASC 740-30-25-17 though 19; and
- Please clarify why the repatriation of $1.1 billion of current year earnings from certain foreign subsidiaries resulted in a $265 million tax benefit for excess foreign tax credits.

Dow Corning Corporation and Subsidiaries Financial Statements, page 116

Consolidated Statements of Equity, page 122

3. Please revise your presentation to separately disclose comprehensive income attributable to Dow Corning and comprehensive income attributable to noncontrolling interest. Refer to FASB ASC 220-10-45-5 and ASC 810-10-50-1A(a).

*   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding these comments.

Sincerely,

Rufus Decker
Accounting Branch Chief